EXHIBIT A
ATTACHMENT 77C
Submission of Matters to a vote of Security Holders

(a)	On October 14, 2005, a Special Meeting
(the Meeting) of the Shareholders of the
Amerindo Funds Inc. (the Fund) was held at 3:00
pm at the offices of Kirkpatrick & Lockhart
Nicholson Graham LLP. The definitive proxy
materials and soliciting materials were filed
with the Securities and Exchange Commission on
August 30, 2005. On or about September 1, 2005,
the Fund mailed the proxy materials to its
shareholders of record as of August 15, 2005.
The shares outstanding as of August 15, 2005 were
6,637,082   The percentage of eligible shares
eligible to vote at this meeting was approximately:
57.62%.
The following proposals will be considered at this
meeting:
1(a).  	A proposal that the Fund be reorganized
with and into the 	Munder Internet Fund, a
series of Munder Series Trust, 	and that the
Fund subsequently liquidate, and that the
	Company liquidate, deregister, and dissolve
following the 	completion of the Reorganization.

1(b).  	A proposal to liquidate the Amerindo
Fund and the 	Company and deregister and
dissolve the Amerindo 	Fund, 	and Munder
Capital Management; and

2.	A proposal to approve an Investment Advisory
	Agreement between the Amerindo Fund, and
Munder 	Capital Management; and
3.	Any other business that may properly come
before the 	Meeting.

The following votes were recorded:
Proposal 1a:
Affirmative Votes 3,427,326
Negative Votes 109,639


Proposal 1b:
Affirmative Votes 3,409,851
Negative Votes 123,563
Proposal 2
Affirmative Votes  3,424,919
Negative Votes  106,024







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